amrad.

amrad corporation limited
abn 37 006 [redacted]
576 swan s
victoria aus
telephone (6
facsimile (61
http://www.a ...au

02042488

02 JUL 11

82-4867

To: Company:	The Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	11 July 2002
Pages: Including cover page	5.

SUPPL

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Robyn Fry
General Counsel & Company Secretary

dlw 7/12

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No. 82-4867

11 July 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p.

Robyn Fry
General Counsel & Company Secretary

Rfi̇r001

82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAD Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE NO.
82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/07/2002

TIME: 10:33:41

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceases Development for AM365 for Hepatitis B

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

NEWS RELEASE
11 July 2002

AMRAD CEASES DEVELOPMENT OF AM365 FOR HEPATITIS B

Amrad today announced the completion of a Phase IIa trial of AM365 in chronic Hepatitis B virus (HBV) infected patients.

The one-month trial to measure the amount of virus in the blood of chronically infected patients treated with different doses of AM365 was conducted at several hospital sites in Australia, New Zealand and Asia.

"Despite showing good antiviral activity in the gold-standard animal model and successfully completing Phase I trials in healthy volunteers, AM365 did not demonstrate sufficient antiviral activity in HBV-infected patients to warrant further development of this compound," said Amrad Managing Director, Dr Sandra Webb.

Dr Webb said AM365 had been very well tolerated by patients participating in the study with few side effects.

"Amrad is committed to moving projects forward decisively, efficiently and cost-effectively. The purpose of conducting early trials, such as this AM365 study, is to provide a rapid assessment in advance of more costly studies," Dr Webb said.

Amrad's research and development strategy has been under intensive review by the Board. A number of strategic options are under consideration to improve the extraction of value from the Company for its investors over the next 12–18 months. The outcome of the Board's deliberations will be reported at the Annual General Meeting in October 2002.

Amrad Corporation Limited

Amrad Corporation Limited is an Australian research-based biotechnology company. Amrad's in-house pharmaceutical R&D expertise is focused on three key areas: infectious diseases, neurological disease, and allergy and inflammation. Amrad's R&D activity targets the clinical development of compounds for serious chronic human diseases, focused on early commercial returns. Amrad currently has five projects in preclinical and clinical development. The lead clinical projects include AM336 for the treatment of chronic severe pain (Phase I/II completed); emfilermin for the treatment of reproductive health in collaboration with Serono (Phase I completed and Phase II scheduled). Preclinical projects include AM36 (preclinical testing) for the treatment of stroke; AM132 and AM133 for the treatment of cardiovascular disease (preclinical testing) in collaboration with Gencell Inc (a wholly owned subsidiary of Aventis) and Edwards Lifesciences respectively. Amrad has also partnered with Cambridge Antibody Technology to co-develop human antibody drugs neutralising GM-CSF receptor activity in inflammatory diseases such as rheumatoid arthritis.

Further information contact: Anne Hayward, Investor Relations, 03 9208 4320, 0419 893 922